Exhibit 3.1

ARTICLE X

FORUM FOR ADJUDICATION OF DISPUTES

FORUM

Section 1. Unless the Corporation, in writing, selects or consents to the selection of an alternative forum, the sole and exclusive forum for any current or former shareholder (including any current or former beneficial owner) to bring internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Circuit Court of the State of Missouri (or, if the Circuit Court does not have jurisdiction, another state court or a federal court located within the State of Missouri). For purposes of this Article X, internal corporate claims means claims, including claims in the right of the Corporation: (a) that are derivative actions or proceedings brought on behalf of the Corporation; (b) that are based upon a violation of a duty by a current or former director, officer, employee or shareholder of the Corporation in such capacity; (c) as to which the General and Business Corporation Law of the State of Missouri confers jurisdiction upon the Circuit Court; or (d) that is governed by the internal affairs doctrine.

CONSENT TO JURISDICTION

Section 2. If any action the subject matter of which is within the scope of this Article X is filed in a court other than the court specified by Section 1 of Article X of these By-Laws (or, if the Circuit Court does not have jurisdiction, another state court or a federal court located within the State of Missouri) (a “Foreign Action”) by any current or former shareholder (including any current or former beneficial owner), such shareholder shall be deemed to have consented to: (a) the personal jurisdiction of the Circuit Court (or such other state or federal court located within the State of Missouri, as applicable) in connection with any action brought in any such court to enforce this Article X; and (b) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

ENFORCEABILITY

Section 3. If any provision of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.